FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of October 2011.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Expands Own Share Repurchase Plan (Repurchase of own shares, pursuant to the Company's Articles of Incorporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on October 7, 2011, in Kyoto, Japan

Nidec Expands Own Share Repurchase Plan

(Repurchase of own shares, pursuant to the Company's Articles of Incorporation based on the provisions of Article 459-1-1 of the Companies Act)

Nidec Corporation (NYSE: NJ)(the “Company”) announced today that its Board of Directors has authorized a modification to its own share repurchase plan resolved at a meeting of the Board of Directors held on February 5, 2011. The authorization increases the number of own shares purchasable under the plan from 3,000,000 shares to 6,000,000 shares, raising the total authorized amount from 25 billion yen to 47 billion yen.

The decision to expand the own share repurchase plan is part of the Company’s efforts to ensure capital flexibility in the fast-changing business environment. As of October 6, 2011, a total of 2,100,900 shares had been repurchased under the current plan.

Details of the Modification to Own Share Repurchase Plan

	Previous Plan	Modified Plan
(1) Class of shares:	Common stock	Common stock
(2) Total number of own shares to be repurchased:	Up to 3,000,000 shares (2.07% of outstanding shares)	Up to 6,000,000 shares (4.14% of outstanding shares)
(3) Total repurchase amount:	Up to 25 billion yen	Up to 47 billion yen
(4) Period of repurchase:	From February 7, 2011 through February 6, 2012	From February 7, 2011 through February 6, 2012

Reference

A) The accumulative number of own shares repurchased up to October 6, 2011, pursuant to the Board of Directors resolution above:

• Accumulative number of own shares repurchased: 2,116,700 shares

• Total accumulative repurchase amount: 13,806,042,000 yen

B) Total number of shares issued and treasury stock as of October 6, 2011:

• Total number of shares outstanding (excluding treasury stock): 137,034,922 shares

• Treasury stock: 8,040,158 shares

Disclaimer Regarding Forward-looking Statements

This press release contains forward-looking statements that are based on Nidec's current expectations, including statements regarding Nidec's plans and expectations with respect to its share repurchase program. Factors that could cause actual results to differ materially from those contained in such forward-looking statements include, but are not limited to: future alternative uses for cash, future competing investment opportunities and general economic, business and market conditions. Nidec assumes no obligation to, and does not currently intend to, update these forward-looking statements.

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